Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
816.983.8000

November 29, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Division of Corporate Finance

Re:  Tortoise Capital Resources Corporation

To the Commission:

On November 18, 2011, Tortoise Capital Resources Corporation filed Pre-Effective Amendment Number One to its Registration Statement on Form S-3 (File No. 333-176944) (the “Registration Statement”) under the Securities Act of 1933.  The purpose of this filing is to provide drafts of the opinions to be filed with the Registration Statement.

Please feel free to call me at 816-983-8362 or Steve Carman at (816) 983-8153 with any questions or comments.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP

4801 Main Street, Suite 1000
Kansas City, MO 64112
www.huschblackwell.com

DRAFT

____________, ____ 2011

Tortoise Capital Resources Corporation
115599 Ash Street, Suite 300
Leawood, Kansas 66211

Ladies and Gentlemen:

You have requested our opinion as special tax counsel to Tortoise Capital Resources Corporation., a Maryland corporation (the “Company”), regarding federal income tax issues related to the Company's registration and offering from time to time of (i) senior debt securities (the “Senior Debt Securities) and subordinated debt securities (the “Subordinated Debt Securities” and, collectively with the Senior Debt Securities, the “Debt Securities”); (ii) shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Stock”), in one or more series; (iii) shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”); (iv) depositary shares, to be represented by depositary receipts representing fractional interests in the Company’s Preferred Stock (the “Depositary Shares”); (v) warrants to purchase shares of Common Stock or Preferred Stock, Depositary Shares, or Debt Securities; (vi) subscription rights to purchase shares of Common Stock or Preferred Stock, Depositary Shares, or Debt Securities; and (vii) units consisting of two or more types of the foregoing securities by means of a prospectus (the "Prospectus") filed as part of the registration statement filed by the Company with the Securities and Exchange Commission on _____, 2011 (the "Registration Statement").  Capitalized terms not defined herein shall have the meaning given them in the Prospectus.

This opinion is based on various facts and assumptions, including the facts set forth in the Prospectus concerning the business, assets and governing documents of the Company.  To the extent we have examined and relied upon original documents or copies thereof in rendering the opinions expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to authentic original documents of all documents submitted to us as copies and (iii) the genuineness of all signatures.  We have also assumed that any statement made in any of the documents referred to herein "to the knowledge of" or "to the best of the knowledge of" any person or party or similarly qualified is correct without such qualification.

Based upon the foregoing, and such other documents and information as we believed appropriate, and subject to the qualifications stated in the following paragraphs, we are of the opinion that, for federal income tax purposes under current law, the statements made in the Prospectus under the caption "U.S. Federal Income Tax Considerations," insofar as they constitute matters of law or legal conclusions, are correct in all material respects and fairly summarize the federal income tax laws referred to therein.

These opinions are given as of the date hereof and are based on the Internal Revenue Code of 1986, as amended (the "Code"), current Treasury Regulations promulgated thereunder and current interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such

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matters, all of which are subject to change either prospectively or retroactively.  Further, any material variation or material differences in the facts, assumptions or materials referred to above may affect the conclusions stated herein.

As indicated in the Prospectus under the caption "U.S. Federal Income Tax Considerations," the Company may in the future choose to be treated as a REIT for federal income tax purposes and to elect to be treated as a REIT.  The Company's ability to qualify and to elect to be treated as a REIT depends upon the Company's ability to meet -- through actual annual operating and other results – certain requirements under the Code, including among other things, requirements regarding distribution levels, the Company’s gross income and assets, and diversity of stock ownership.  Although nothing with respect to the Company's formation would prevent it from attempting to qualify as a REIT, the Company's ability to elect to be treated as a REIT is dependent upon satisfying the REIT qualification tests, for which no certainty exists.  We are not hereby rendering an opinion regarding the Company's ability to satisfy all of the requirements to be a REIT nor its tax status as a REIT if it elects to be treated as such.

No opinion is expressed as to any matter not discussed herein and we assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion, and we are not undertaking to update this opinion letter after the date hereof.

This opinion has been prepared for your use in connection with the filing of the Prospectus on the date of this opinion letter and should not be quoted in whole or in part or otherwise be referred to, nor filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of the firm therein.

Very truly yours,

HUSCH BLACKWELL LLP

4801 Main Street, Suite 1000
Kansas City, MO 64112
www.huschblackwell.com

DRAFT

_________ ___, 2011

Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211

Re:	Registration Statement on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

We have acted as counsel to Tortoise Capital Resources Corporation, a Maryland corporation (the “Company”), in connection with the preparation of the above-referenced Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on ________ __, 2011 under the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the offer and sale from time to time, pursuant to Rule 415 of the General Rules and Regulations of the Commission promulgated under the Securities Act, of one or more of the following securities of the Company: (i) senior debt securities (the “Senior Debt Securities) and subordinated debt securities (the “Subordinated Debt Securities” and, collectively with the Senior Debt Securities, the “Debt Securities”); (ii) shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Stock”), in one or more series; (iii) shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”); (iv) depositary shares, to be represented by depositary receipts representing fractional interests in the Company’s Preferred Stock (the “Depositary Shares”); (v) warrants to purchase shares of Common Stock or Preferred Stock, Depositary Shares, or Debt Securities (the “Warrants”) to be issued pursuant to a warrant agreement (the “Warrant Agreement”) between the Company and a warrant agent to be appointed prior to the issuance of Warrants; (vi) subscription rights to purchase shares of Common Stock or Preferred Stock, Depositary Shares, or Debt Securities (the “Rights”) to be issued pursuant to a rights agreement (the “Rights Agreement”) between the Company and a rights agent to be appointed prior to the issuance of Rights; and (vii) units consisting of two or more types of the foregoing securities (the “Units”), to be issued pursuant to a unit agreement (the “Unit Agreement”).  The Debt Securities, Preferred Stock, Common Stock, Depositary Shares, Warrants, Rights and Units are collectively referred to herein as the “Securities.”

This opinion is being furnished in accordance with the requirements of Item 16 of Form S-3 and Item 601(b)(5) of Regulation S-K promulgated under the Securities Act.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate and other records and documents as we considered appropriate including, without limitation:

(1)	the Registration Statement, as amended by Pre-Effective Amendment No. 1 thereto;

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(2)	the Articles of Incorporation of the Company, as presently in effect (the “Articles of Incorporation”);

(3)	the Amended Bylaws of the Company, as presently in effect;

(4)
certain resolutions of the Board of Directors of the Company, duly adopted by unanimous written consent effective as of _______ __, 2011, relating to the registration of the Securities and related matters;

(5)	a certificate of the Secretary of State of the State of Maryland as to the good standing of the Company, dated as of a recent date;

(6)	the Form of Indenture for Senior Debt Securities filed as Exhibit 4.4 to the Registration Statement; and

(7)	the Form of Indenture for Subordinated Debt Securities filed as Exhibit 4.5 to the Registration Statement.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, the authenticity of the originals of such latter documents, and the enforceability of all documents submitted to us against parties other than the Company.  As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and certificates of public officials,  without independent verification of their accuracy.

We have also assumed:

(1)	that the Registration Statement and any amendments thereto (including post-effective amendments) will have become effective under the Securities Act and comply with all applicable laws;

(2)
that the Registration Statement will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement (if such offering or issuance requires the delivery of a prospectus under the Securities Act or pursuant to any other law);

(3)	that a Prospectus Supplement will have been prepared and filed with the Commission describing the Securities offered thereby and will comply with all applicable laws;

(4)
that all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate Prospectus Supplement;

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(5)
that a definitive purchase, underwriting or similar agreement with respect to any Securities offered or issued will have been duly authorized and validly executed and delivered by the Company and the other parties thereto;

(6)
that any of the Senior Debt Securities and the Subordinated Debt Securities will be issued by the Company pursuant to the due authorization, execution and delivery of separate indentures substantially in the form of Exhibits 4.4 or 4.5 to the Registration Statement (as applicable) (each, as supplemented by any supplemental indenture applicable to a series of Debt Securities, an “Indenture”), to be entered into between the Company and a commercial bank to be named by the Company, as trustee (the “Trustee”);

(7)
that upon the issuance of any shares of Common Stock, including any such shares which may be issued upon conversion or exercise of any Securities that are convertible into or exercisable for Common Stock, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Articles of Incorporation;

(8)
that upon the issuance of any shares of Preferred Stock, including any such shares which may be issued upon conversion or exercise of any Securities that are convertible into or exercisable for Preferred Stock, the total number of shares of Preferred Stock issued and outstanding, and the total number of issued and outstanding shares of the applicable series of Preferred Stock designated pursuant to the Articles of Incorporation, will not exceed, respectively, the total number of shares, and the number of shares of such series, of Preferred Stock that the Company is then authorized to issue under the Articles of Incorporation;

(9)
that none of the Securities will be issued in violation of the restrictions on ownership and transfer in the Articles of Incorporation or any comparable provision in the Certificate of Designations creating any series of Preferred Stock;

(10)	the due authorization, execution and delivery by the parties thereto of a deposit agreement relating to Depositary Shares, and each amendment thereof or supplement thereto (the “Deposit Agreement”);

(11)	the completion of all corporate action required to be taken by the Company to duly authorize each proposed issuance of Warrants;

(12)	the completion of all corporate action required to be taken by the Company to duly authorize each proposed issuance of Rights;

(13)	the due execution and delivery by the parties thereto of a Unit Agreement relating to any offered Units, and each amendment thereof or supplement thereto; and

(14)
that any Securities issuable pursuant to the terms of any Unit Agreement, any Securities issuable upon the exercise of any Warrant or Right, any Securities issuable upon conversion of any other convertible Securities, and any shares of Preferred Stock deposited pursuant a Depositary Agreement will be duly authorized, created and reserved for issuance pursuant to the terms of such Unit Agreement, or upon such exercise, conversion or deposit.

On the basis of such examination, our reliance upon the assumptions in this opinion and our consideration of those questions of law we considered relevant, and subject to the limitations and qualifications in this opinion, we are of the opinion that:

1.
With respect to any Debt Securities, when (a) the applicable Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, (b) the Company’s Board of Directors or a duly constituted and acting committee thereof (such Board of Directors or committee being hereinafter referred to as the “Board”), has taken all necessary corporate action to authorize and approve the applicable Indenture and the issuance and terms of such Debt Securities, including the terms of the offering thereof, (c) the applicable Indenture has been duly executed and delivered by the Company and the applicable Trustee, (d) the terms of such Debt Securities and of their issuance, offering and sale have been duly established in conformity with the applicable Indenture and the applicable definitive purchase, underwriting or similar agreement and (e) the Debt Securities have been duly executed and issued by the Company and authenticated by the applicable Trustee, and delivered in accordance with the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor, such Debt Securities will be legally issued and will constitute valid and binding obligations of the Company, entitled to the benefits of the applicable Indenture and enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws relating to creditors’ rights generally (including, without limitation, fraudulent conveyance laws) or by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity.

2.
With respect to shares of any series of Preferred Stock, when (A) the Board has taken all necessary action to approve the issuance and terms of the Preferred Stock, the terms of the offering thereof and related matters, including the adoption of a Certificate of Designations relating to such Preferred Stock (the “Certificate”) and the filing and effectiveness of the Certificate with the Secretary of State of the State of Maryland as a supplement to the Articles of Incorporation and (B) certificates representing the shares of such Preferred Stock have been duly executed, countersigned, registered and delivered (or, in the case of shares issued in book entry form, the shares have been entered on the books of the transfer agent and registrar under the names of the nominal owners) by the Company either (i) in accordance with the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor (not less than the par value of the Preferred Stock) provided for therein or (ii) upon conversion or exercise of any other Security, in accordance with the terms of such Security or the instrument governing such Security providing for such conversion or exercise as approved by the Board, for the consideration approved by the Board (not less than the par value of the Preferred Stock), then such shares of Preferred Stock will be validly issued, fully paid and nonassessable.

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3.
With respect to the shares of Common Stock, when both (A) the Board has taken all necessary action to approve the issuance and the terms of the offering thereof and related matters and (B) certificates representing the shares of Common Stock have been duly executed, countersigned, registered and delivered (or, in the case of shares issued in book entry form, the shares have been entered on the books of the transfer agent and registrar under the names of the nominal owners) either (i) in accordance with the applicable definitive purchase, underwriting or similar agreement approved by the Board upon payment of the consideration therefor (not less than the par value of the Common Stock) provided for therein or (ii) upon conversion or exercise of any other Security, in accordance with the terms of such Security or the instrument governing such Security providing for such conversion or exercise as approved by the Board, for the consideration approved by the Board (not less than the par value of the Common Stock), the shares of Common Stock will be validly issued, fully paid and nonassessable.

4.
With respect to any Warrants, when (A) the Board has taken all necessary action to approve the creation, issuance and terms of the offering thereof and related matters, (B) the Warrant Agreement relating to the Warrants has been duly authorized and validly executed and delivered by the Company and the warrant agent appointed by the Company and (C) the Warrants or certificates representing the Warrants have been duly executed, countersigned, registered and delivered in accordance with the appropriate Warrant Agreement and the applicable definitive purchase, underwriting or similar agreement (including any applicable Unit Agreement) approved by the Board upon payment of the consideration therefor provided for therein, the Warrants will be valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws relating to creditors’ rights generally (including, without limitation, fraudulent conveyance laws) or by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity.

5.
With respect to any Rights, when (A) the Board has taken all necessary action to approve the creation, issuance and terms of the offering thereof and related matters, (B) the Rights Agreement relating to the Rights has been duly authorized and validly executed and delivered by the Company and the rights agent appointed by the Company and (C) the Rights or certificates representing the Rights have been duly executed, countersigned, registered and delivered in accordance with the appropriate Rights Agreement and the applicable definitive purchase, underwriting or similar agreement (including any applicable Unit Agreement) approved by the Board upon payment of the consideration therefor provided for therein, the Rights will be valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws relating to creditors’ rights generally (including, without limitation, fraudulent conveyance laws) or by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity.

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6.
With respect to the Depositary Shares, when (A) the Board has taken all necessary action to approve the creation, issuance and terms of the offering thereof and related matters, including without limitation, the due authorization and issuance to the depositary under the Deposit Agreement of the shares of Preferred Stock underlying the Depositary Shares, (B) the Deposit Agreement relating to the Depositary Shares has been duly authorized and validly executed and delivered by the Company and the depositary appointed by the Company, and (C) the Depositary Shares and the depositary receipt evidencing the Depositary Shares have been duly executed, registered, sold and delivered at the price and in accordance with the terms set forth in (i) the Registration Statement, (ii) the supplement or supplements to the Prospectus included therein, (iii) the Deposit Agreement, and (iv) either (X) pursuant to the applicable definitive purchase, underwriting or similar agreement approved by the Board or (Y) upon conversion or exercise of any other Security, in accordance with the terms of such Security or the instrument governing such Security providing for such conversion or exercise as approved by the Board, and in either case upon payment of the consideration therefor provided for therein, the Depositary Shares will be validly issued and will entitle the holders thereof to the rights specified in the Deposit Agreement and the depositary receipts evidencing such Depositary Shares, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws relating to creditors’ rights generally (including, without limitation, fraudulent conveyance laws) or by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity.

7.
With respect to any offering of any series of Units, when (A) the Board has taken all necessary action to approve the creation, issuance and terms of the offering thereof and related matters, including without limitation, to fix and determine the terms of the Units and the Securities underlying the Units; (B) the terms of the Units and the Securities constituting part thereof, and of their issuance and sale have been duly established in conformity with the applicable Unit Agreement; (C) the applicable Unit Agreement has been duly executed and delivered; (D) either (i) the Units have been duly executed and authenticated in accordance with the terms of the applicable Unit Agreement and duly delivered to the purchasers thereof or (ii) in the case of Units issued in book entry form, the Units have been entered on the books of the transfer agent and registrar therefor under the names of the nominal owners; and (E) the Company receives the consideration therefore authorized by the Board, the Units will constitute valid and binding obligations of the Company, enforceable against Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws relating to creditors’ rights generally (including, without limitation, fraudulent conveyance laws) or by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity.

We express no opinion with respect to (i) whether acceleration of the Debt Securities may affect the collectibility of that portion of the stated principal amount thereof that might be determined to constitute unearned interest thereon, (ii) compliance with laws relating to permissible rates of interest, (iii) the creation, validity, perfection or priority of any security interest, mortgage, or lien, or (iv) any

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provision to the extent it requires any party to indemnify any other person against loss in obtaining the currency due following a court judgment in another currency.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to Husch Blackwell LLP under the caption “Legal Matters” in the Prospectus constituting a part of such Registration Statement.  In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

The opinions expressed above are limited to matters governed by Federal securities laws and by the Maryland General Corporation Law (the “MGCL”).  Although we are not licensed in the state of Maryland we are generally familiar with the MGCL so that the opinions set forth herein are limited to and based solely on a review of the MGCL excluding, however, any case law construing the provisions of such statute or Maryland common law.  This opinion letter is furnished to you solely for your information in connection with the Registration Statement and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.  This opinion letter is rendered as of the date hereof, and we disclaim any obligation to advise you of facts, circumstances, events or developments that hereafter may be brought to our attention and that may alter, affect or modify the opinions expressed herein.

Very truly yours,

Husch Blackwell LLP